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SEC FILE NUMBER 001-10655

CUSIP NUMBER

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☑ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

	For Period Ended:	May 25, 2007

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
PART I — REGISTRANT INFORMATION
Environmental Tectonics Corporation

Full Name of Registrant

Former Name if Applicable
125 James Way,
County Line Industrial Park

Address of Principal Executive Office (Street and Number)
Southampton, Pennsylvania 18966

City, State and Zip Code
PART II — RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

☑	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III — NARRATIVE
     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)
     The first fiscal quarter of Environmental Tectonics Corporation (the “Company”) ended on May 25, 2007. Accordingly, the Company’s Quarterly Report on Form 10-Q is required to be filed by July 9, 2007.
     The Company has previously disclosed, in a Current Report on Form 8-K dated June 28, 2007, that it had reached a tentative settlement in its litigation matter with the United States Navy (the “Government”), captioned Environmental Tectonics Corporation v. United States. The Company is continuing to analyze the impact of the tentative settlement with the Government on its financial statements and is unable to complete this analysis in time for filing the Company’s Quarterly Report on Form 10-Q by July 9, 2007.
     As a result of the foregoing, the Company was unable to complete and file its Quarterly Report on Form 10-Q on a timely basis and to do so would have required it to use unreasonable effort and to incur unreasonable expense.

SEC 1344 (03-05)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.
(Attach extra Sheets if Needed)
PART IV — OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

Duane D. Deaner	(215)	355-9100
(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
Yes ☑ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Subsequent to the end of the Company’s first fiscal quarter ended May 25, 2007, the company reached a tentative settlement in its litigation matter with the Government, captioned Environmental Tectonics Corporation v. United States. The tentative settlement was disclosed by the Company on a Current Report on Form 8-K dated June 28, 2007.

     The matter with the Government related to a contract for submarine rescue decompression chambers. The Company’s tentative settlement regarding the Government’s counterclaims in the matter, which is subject to necessary government approvals, will require the Company to pay to the Government $3.3 million and to transfer the submarine rescue decompression chambers to the Government, at which time the Company will have no further obligations or claims under the contract. The approval process may take up to 90 days. There can be no assurance that the settlement will be finalized or approved. In the event that the settlement is not approved, the litigation regarding the Government’s counterclaims will continue.
     In connection with the settlement agreement, the Company expects to record a net pre-tax charge of $5.9 million for the first quarter of fiscal 2008, which ended May 25, 2007.

ENVIRONMENTAL TECTONICS CORPORATION

(Name of Registrant as specified in Charter)
Has duly caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:	July 9, 2007	By:	/s/ Duane D. Deaner
Duane D. Deaner
Chief Financial Officer